Exhibit 99.2
FORM OF PERFORMANCE ADJUSTED RESTRICTED STOCK UNIT AWARD AGREEMENT
(Inducement Award)
THIS AGREEMENT is entered into and effective as of ___________ (the “Date of Grant”), by and between Sleep Number Corporation (the “Company”) and Linda Findley (the “Grantee”).
Unless defined in this Agreement, capitalized terms used in this Agreement shall have the meanings established in the Sleep Number Corporation’s 2020 Equity Incentive Plan, as amended (the “Plan”); however, this Award (as defined below) is not issued under the Plan, and does not reduce the share reserve under the Plan. For purposes of interpreting the applicable provisions of this Award, the terms and conditions of the Plan (other than those applicable to the share reserve or as otherwise set forth herein) shall govern and apply to this Award as if this Award had actually been issued under the Plan. This Award has been granted as an inducement pursuant to Rule 5635(c)(4) of the Marketplace Rules of The Nasdaq Stock Market LLC (“Nasdaq”), and consequently, is intended to be exempt from the Nasdaq rules regarding shareholder approval of equity compensation plans.
The Company has adopted the Plan, which authorizes the grant of Restricted Stock Unit Awards to Employees, Non-Employee Directors, and Consultants. The Company desires to give the Grantee a proprietary interest in the Company and its Subsidiaries in recognition of the Grantee’s contributions and as an added incentive to advance the interests of the Company and its Subsidiaries by granting to the Grantee a Restricted Stock Unit Award pursuant to the Plan.
Accordingly, the parties agree as follows:
1.Grant of Award Units and Performance Adjustments.
1.1Grant of Award Units. The Company hereby grants to the Grantee a Restricted Stock Unit Award (the “Award”) consisting of ________ units (the “Award Units”) that will be settled in shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), subject to the terms, conditions, and restrictions set forth below and in the Plan. Reference in this Agreement to the Award Units or the Adjusted Award Units (as defined in Section 1.2 of this Agreement) will be deemed to include the Dividend Proceeds (as defined in Section 3.3 of this Agreement) with respect to such Award Units or Adjusted Award Units as provided in Section 3.3 of this Agreement.
1.2Performance Adjustments. The number of Award Units granted hereunder is subject to adjustment based on the Company’s level of achievement versus annual Net Sales goals and annual NOP goals for the 2025, 2026, and 2027 fiscal years (the “Performance Period”). (For purposes of this Agreement, “NOP” will be defined as Net Operating Income). The Net Sales growth goals and NOP growth goals will be equally weighted.

Exhibit 99.2
The annual Net Sales and NOP goals and the corresponding performance adjustment multiples are as follows:

	Payout Multiple	Net Sales		NOP
		Percent of AOP* achieved for 2025	Annual growth achieved for 2026 and 2027	Percent of AOP* achieved for 2025	Annual growth achieved for 2026 and 2027
Threshold	0.5X
Target	1.0X
Maximum	2.0X

* The Company’s Annual Operating Plan (AOP) as approved by the Board of Directors for 2025.

The calculation of the “Adjusted Award Units” based on performance versus these annual goals will be determined as follows:
(a)The Company’s actual percent achievement of AOP for 2025 or achievement of annual growth for 2026 and 2027 will be measured for each of the two (2) performance measures and for each of the three (3) fiscal years of the Performance Period;
(b)A payout multiple will be determined for each performance goal and for each fiscal year, based on interpolation between the performance goals in the foregoing table (performance relative to a performance goal that is below the threshold for a fiscal year will result in a payout multiple of zero (0) for that performance goal for that fiscal year); and
(c)The mean, or average, of the resulting six (6) payout multiples will be applied to the number of Award Units to determine the number of “Adjusted Award Units.”
For example, if the annual Net Sales growth rate achieved for 2026 is __%, the multiple for that performance goal for that year will be 1.0X; and if the annual NOP growth rate achieved for 2026 is __%, the multiple for that performance goal for that year will be 2.0X. Similar multiples will be determined for each performance goal and for each of the following fiscal years. The resulting six (6) payout multiples will then be averaged to determine the final payout multiple. This final payout multiple times the number of Award Units originally granted results in the number of :Adjusted Award Units that would vest, subject to the Relative Multiplier and all of the other proration and vesting provisions set forth in this Agreement.
(a)If any Adjusted Award Units are earned pursuant to the calculation outlined above, the number of Adjusted Award Units earned shall be adjusted by multiplying such amount by the Relative TSR Modifier (as defined below), which shall be determined in accordance with the schedule set forth below based on the Relative TSR Performance during the Performance Period, provided, however that the Relative TSR Modifier shall in no instance modify the award above 200% of the target PSUs.

Exhibit 99.2

Performance Levels	Relative TSR Percentile	Relative TSR Modifier
Threshold	Below 25th Percentile	80%
Target	25th – 75th Percentile	100%
Maximum	Above the 75th Percentile	120%

The Company’s actual performance relative to the performance goals set forth above and the calculation of the Adjusted Award Units shall be determined by the Management Development and Compensation Committee (the “Committee”) of the Board of Directors following the conclusion of the Performance Period. The Committee’s determination shall be final and conclusive for all purposes under this Agreement. The number of Award Units resulting after adjustment as described above will be referred to herein as the “Adjusted Award Units.”
1.3Restrictive Covenant Agreement. In consideration for the grant of this Award, the Grantee agrees to execute and be bound by the terms of the Employee Inventions, Confidentiality, Non-Compete and Mutual Arbitration Agreement (the “Non-Compete Agreement”) attached hereto, and the Grantee acknowledges that the Grantee’s failure to execute the Non-Compete Agreement will cause this Award to automatically terminate and be forfeited without any further action.
2.Grant Restriction.
2.1Restriction and Forfeiture. The Grantee’s right to the Award Units or the Adjusted Award Units and the shares of Common Stock issuable under the Award Units or Adjusted Award Units will be subject to the Grantee remaining in continuous employment with the Company or any Subsidiary for a period of three (3) years (the “Vesting Period”) following the Date of Grant; provided, however, that such employment period restrictions (the “Restrictions”) will lapse and terminate prior to end of the Vesting Period as set forth in Section 2.2 below (or as otherwise set forth in the Plan for any circumstance not contemplated by the terms of Section 2.2).
2.2Death, Disability, or other Termination of Employment.
(a)Death. In the event that the Grantee’s employment is terminated prior to the end of the Vesting Period due to the Grantee’s death, the Restrictions applicable to the Award Units or Adjusted Award Units will immediately lapse and terminate, and the shares of Common Stock to be issued in settlement of the Award Units will be issued within 90 days of the Grantee’s death, with the performance adjustment determination related to any incomplete fiscal year(s) within the Performance Period deemed to be satisfied at the target level, with no reduction or addition based on the Relative TSR Modifier.
(b)Disability. In the event that the Grantee’s employment is terminated prior to the end of the Vesting Period due to the Grantee’s Disability, the Grantee will become fully vested in the Award Units pending completion of the Performance Period and final determination of the Adjusted Award Units. The shares of Common Stock to be issued in settlement of the Adjusted Award Units will be retained and held by the Company pending the final determination of the Adjusted Award Units and will be issued within 90 days of the end of the Vesting Period.
(c)Termination Due to Retirement.
(i)In the event that the Grantee’s employment is terminated prior to the end of the Vesting Period by reason of the Grantee’s retirement at or beyond age fifty-five (55) and the Grantee has five (5) or more years of service with the Company prior to such retirement, the Grantee will become vested in a pro rata portion of Award Units based on the number of calendar days elapsed in the Vesting Period as of the date of retirement (e.g., If the Grantee was

Exhibit 99.2
granted 1,200 Award Units, and if retirement occurs 730 calendar days into the 1,095 calendar days vesting period, then the Grantee will become vested with respect to an aggregate of 800 Award Units and the remaining 400 Award Units will immediately terminate and be forfeited without notice of any kind) pending completion of the Performance Period and final determination of the Adjusted Award Units.
(ii)In the event that the Grantee’s employment with the Company and all Subsidiaries is terminated prior to the end of the Vesting Period by reason of the Grantee’s retirement prior to age fifty-five (55) or the Grantee has fewer than five (5) years of service with the Company prior to retirement, all rights of the Grantee under the Plan and this Agreement relating to all Award Units with respect to which the Restrictions have not lapsed will immediately terminate and be forfeited without notice of any kind.
(iii)In the event that the Grantee’s employment with the Company and all Subsidiaries is terminated prior to the end of the Vesting Period by reason of the Grantee’s retirement at or beyond age sixty (60) and the Grantee has five (5) or more years of service with the Company prior to retirement, the Grantee will become fully vested in the Award Units pending completion of the Performance Period and final determination of the Adjusted Award Units if the following criteria are met: Grantee provides written notice of Grantee’s intention to retire three months before Grantee’s actual retirement date.  Provided, however, and only to the extent permitted by applicable law, that as a condition of Grantee becoming vested in the Award Units at completion of the Performance Period, Grantee cannot have engaged in competitive activities to Company’s business in the United States during the period between the Grantee’s termination date and the end of the Vesting Period, up to any duration limitation under applicable law.
(iv)The shares of Common Stock to be issued in settlement of the Adjusted Award Units pursuant to paragraphs (i) or (iii) above will be retained and held by the Company pending the final determination of the Adjusted Award Units and will be issued within 90 days of the end of the Vesting Period.
(d)Involuntary termination without Cause or resignation for Good Reason. In the event that the Grantee’s employment is involuntarily terminated without Cause (as such term is defined in the Sleep Number 2020 Equity Incentive Plan) or Grantee resigns for Good Reason (as such term is defined in the Executive Severance Plan) (collectively, “Qualifying Termination”) prior to the end of the Vesting Period, the Grantee will become vested in a pro rata portion of Award Units based on the number of calendar days elapsed in the Vesting Period as of the date of the Qualifying Termination (e.g., If the Grantee was granted 1,200 Award Units, and if Qualifying Termination occurs 730 calendar days into the 1,095 calendar days vesting period, then the Grantee will become vested with respect to an aggregate of 800 Award Units and the remaining 400 Award Units will immediately terminate and be forfeited without notice of any kind) pending completion of the Performance Period and final determination of the Adjusted Award Units.
(e)Termination for Reasons other than Death, Disability, or Retirement. In the event the Grantee’s employment with the Company and all Subsidiaries is terminated prior to the end of the Vesting Period for any reason other than death, Disability, or retirement as provided above, or if the Grantee is in the employ of a Subsidiary and the Subsidiary ceases to be a Subsidiary of the Company (unless the Grantee continues in the employ of the Company or another Subsidiary), all rights of the Grantee under this Agreement relating to Award Units with respect to which the Restrictions have not lapsed will immediately terminate and be forfeited without notice of any kind.
3.Issuance of Shares.
3.1Timing. Vested Award Units or Adjusted Award Units shall be converted to shares of Common Stock on a one-for-one basis, and such shares shall be issued as soon as reasonably possible, but not more than 90 days, after the end of the Vesting Period, subject to the provisions set forth above applicable to vesting events that occur prior to the end of the Vesting Period.

Exhibit 99.2
3.2Limitations on Transfer. Award Units or Adjusted Award Units will not be assignable or transferable by the Grantee, either voluntarily or involuntarily, and may not be subjected to any lien, directly or indirectly, by operation of law or otherwise. Any attempt to transfer, assign, or encumber the Award Units or Adjusted Award Units, other than in accordance with this Agreement and the Plan, will be null and void and will void the Award, and all Award Units or Adjusted Award Units for which the Restrictions have not lapsed will be forfeited and immediately returned to the Company.
3.3Dividends and Other Distributions. The Award Units are being granted with an equal number of dividend equivalents. Accordingly, the Grantee is entitled to receive an additional award unit with a value equal to any dividends or distributions (including, without limitation, any cash dividends, stock dividends or dividends in kind, the proceeds of any stock split, or the proceeds resulting from any changes or exchanges described in Section 6 of this Agreement, all of which are referred to herein collectively as the “Dividend Proceeds”) that are paid or payable with respect to one share of Common Stock for each Award Unit, which will be subject to the same rights, restrictions, and performance adjustments under this Agreement as the Award Units to which such dividends or distributions relate. The number of additional award units to be received as dividend equivalents for each Award Unit shall be determined by dividing the cash dividend per share by the Fair Market Value of one share of Common Stock on the dividend or distribution payment date. All such additional award units received as dividend equivalents will be subject to the same restrictions and performance adjustments as the Award Units to which such Dividend Proceeds relate.
3.4Fractional Shares. The Grantee acknowledges that the Company will not issue or deliver fractional shares of Common Stock under this Agreement. All fractional shares will be rounded up to the nearest whole share.
4.Rights of Grantee.
4.1Employment. Nothing in this Agreement will interfere with or limit in any way the right of the Company or any Subsidiary to terminate the employment of the Grantee at any time, nor confer upon the Grantee any right to continue in the employment with the Company or any Subsidiary at any particular position or rate of pay or for any particular period of time.
4.2Rights as a Shareholder. The Grantee will have no rights as a shareholder until the Grantee becomes the holder of record of shares of Common Stock issued in settlement of the Adjusted Award Units. As soon as reasonably possible after the satisfaction of any conditions to the effective issuance of shares of Common Stock in settlement of the Adjusted Award Units, the shares will be issued by the Company.
5.Withholding Taxes. The Company is entitled to (i) withhold and deduct from future wages of the Grantee (or from other amounts that may be due and owing to the Grantee from the Company), or to withhold from the shares of Common Stock that would otherwise be determined to be paid to the Company out of Dividend Proceeds, or make other arrangements for the collection of all amounts the Company determines are legally required to satisfy any federal, state, or local withholding and employment-related tax requirements attributable to the receipt of the Award, the receipt of dividends or distributions on Award Units or Adjusted Award Units, or the lapse or termination of the Restrictions applicable to Award Units or Adjusted Award Units, or (ii) require the Grantee promptly to remit the amount of such withholding to the Company. In the event that the Company is unable to withhold such amounts, for whatever reason, the Grantee agrees to pay to the Company an amount equal to the amount the Company would otherwise be required to withhold under federal, state, or local law.
6.Adjustments. In the event of any reorganization, merger, consolidation, recapitalization, liquidation, reclassification, stock dividend, stock split, combination of shares, rights offering, or divestiture (including a spin-off), or any other change in the corporate structure or shares of the Company, the Committee (or, if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation), in order to prevent dilution or enlargement of the rights of the Grantee, will make appropriate adjustment (which determination will be conclusive) as to the number and kind of securities or other property (including cash) subject to this Award.
7.Subject to Plan. The Award and the Award Units granted pursuant to this Agreement have been granted under the Plan and, except as otherwise expressly provided in this Agreement, are subject to all of the terms and

Exhibit 99.2
conditions of the Plan. In addition, the Grantee, by execution hereof, acknowledges having received a copy of the Plan and acknowledges that the Company, or a third party vendor designated by the Company, may deliver to the Grantee any documents related to the Grantee’s participation in the Plan by electronic means, including through email, the Company’s website, and through the website of the third party vendor designated by the Company.  The provisions of this Agreement will be interpreted as to be consistent with the Plan, and any ambiguities in this Agreement will be interpreted by reference to the Plan. In the event that any provision of this Agreement is not authorized under the Plan, the terms of the Plan will prevail.
8.Forfeiture, Clawback or Recoupment. This Award is subject to the forfeiture and clawback provisions pursuant to the Plan. Additionally, the Grantee may be subject to the Company’s policy regarding clawback and forfeiture of certain compensation, as in effect at such time. In addition to the other rights of the Committee under the Plan, if Grantee is determined by the Committee, acting in its sole discretion, to have taken any action that would constitute Adverse Action or Cause or that is subject to any other or additional “clawback,” forfeiture, or recoupment policy adopted by the Company, either prior to or after the date of this Agreement, or to have violated the Non-Compete Agreement, as defined in Section 1.3, (i) all of Grantee’s rights under the Plan and any agreements evidencing an award granted under the Plan, including this Agreement evidencing this Award, then held by Grantee shall terminate and be forfeited upon the effectiveness of such Committee action, and without notice of any kind, and (ii) the Committee, in its sole discretion may require Grantee to surrender and return, transfer, or assign to the Company all or any portion of the shares of Common Stock received, or to disgorge all or any profits or any other economic value (however defined by the Committee) made or realized by Grantee or Grantee’s affiliate, during the period beginning two (2) years prior to your termination of employment with the Company, in connection with any awards granted under the Plan, including this Award, or any shares of Common Stock issued upon the exercise or vesting of any awards, including this Award. This Section 8 shall not apply and shall automatically become void ab initio following a Change of Control. Notwithstanding the foregoing, no clawback shall be applicable to a breach of this Agreement or the Employee Inventions, Confidentiality, Non-Compete and Mutual Arbitration Agreement attached hereto that occurs more than five (5) years after the Date of Grant.
8.1
9.Miscellaneous.
9.1Binding Effect. This Agreement will be binding upon the heirs, executors, administrators, and successors of the parties to this Agreement.
9.2Governing Law. This Agreement and all rights and obligations under this Agreement will be construed in accordance with the Plan and governed by the laws of the State of Minnesota, without regard to conflicts of laws provisions. Any legal proceeding related to this Agreement will be brought in an appropriate Minnesota court, and the parties to this Agreement consent to the exclusive jurisdiction of the court for this purpose.
9.3Entire Agreement. This Agreement and the Plan set forth the entire agreement and understanding of the parties to this Agreement with respect to the grant and vesting of this Award and the administration of the Plan and supersede all prior agreements, arrangements, plans, and understandings relating to the grant and vesting of this Award and the administration of the Plan.
9.4Amendment and Waiver. Other than as provided in the Plan, this Agreement may be amended, waived, modified, or canceled only by a written instrument executed by the parties to this Agreement or, in the case of a waiver, by the party waiving compliance.
9.5Code Section 409A. Payments of amounts under this Agreement are intended to comply with or be exempt from the requirements of Code section 409A, and this Agreement shall in all respects be administered and construed to give effect to such intent as further set forth in the Plan.

Exhibit 99.2
The parties hereto have executed this Agreement effective the day and year first above written.
SLEEP NUMBER CORPORATION

    Samuel Hellfeld
    Chief Legal and Risk Officer

By execution of this Agreement,    GRANTEE
the Grantee acknowledges having
received a copy of the Plan.
    (Signature)

(Name and Address)

____________________________________

ATTACHMENT A: Definition for the Company’s “Relative TSR Modifier”
TSR performance for Sleep Number and for the S&P 1500 Specialty Retail Index shall be calculated as follows:
Definitions. For the purposes of this Relative TSR Modifier calculation the following terms shall be defined as follows:
•“Beginning Average Stock Price” means the average closing price of a share of common stock of a company, as reported on the principal national stock exchange on which such common stock is traded, over the 20 consecutive trading days immediately preceding the first day of the Relative TSR Modifier Performance Period.
•“Dividends Paid” means all dividends paid with respect to an ex-dividend date that occurs during the Relative TSR Modifier Performance Period (whether or not the dividend payment date occurs during the TSR Modifier Performance Period), which shall be deemed to have been reinvested in the underlying common shares and shall include dividends paid with respect to such reinvested dividends, appropriately adjusted to reflect stock splits, spinoffs, and similar transactions.
•“Ending Average Stock Price” means the average closing price of a share of common stock of a company, as reported on the principal national stock exchange on which such common stock is traded, over the 20 consecutive trading days ending on (and including) the last day of the Relative TSR Modifier Performance Period.
•“Relative TSR Percentile” means the percentile rank of the Company’s TSR relative to the TSR of the companies in the S&P 1500 Specialty Retail Index for the Relative TSR Modifier Performance Period. Relative TSR Percentile will be determined by ranking the TSR of the Company and each of the companies in the S&P 1500 Specialty Retail Index (with the company having the lowest TSR being ranked number 1, the company with the second lowest TSR being ranked number 2, and so forth) and determining the Company’s percentile rank based upon its position in the list by dividing the Company’s position by the total number of companies (including the Company) in the S&P 1500 Specialty Retail Index and rounding the quotient to the nearest hundredth.
•“TSR” means, for any company, the cumulative total shareholder return for the Relative TSR Modifier Performance Period as measured by dividing (A) the sum of (i) the cumulative amount of Dividends Paid, and (ii) the Ending Stock Price minus the Beginning Stock Price, by (B) the Beginning Stock Price.
•“S&P 1500 Specialty Retail Index” means the companies that are included in the S&P 1500 Specialty Retail Index on the first day of the Relative TSR Modifier Performance Period. If any of the companies included in the S&P 1500 Specialty Retail Index undergo transactions or other changes during the Relative TSR Modifier Performance Period, the following treatment shall apply or, if the transaction or other change is not covered by the list included below, the Management Development and Compensation Committee of the Board of Directors of the Company (the “Committee”) shall determine the treatment of such transaction or other change in its discretion:
oCompany 1 merges with or acquires Company 2 where Company 1 is surviving entity, then Company 1 is included and Company 2 is removed.
oCompany merges with or acquires a Non-Company where Company is surviving entity, then Company is included.
oCompany merges with or acquires a Non-Company where Company is not surviving entity, then Company is removed.
oCompany declares bankruptcy, then Company is included with a TSR of -100%.
oCompany spins out a portion of business but the parent company in the spinoff remains the same Company, then Company is included.

oCompany spins out a portion of business and spun out entity replaces Company in the S&P 1500 Specialty Retail Index, then Company is removed.
oCompany’s Ticker Changes, then Company is included.
oCompany merges with or acquires another Company where entirely new company is established, then the Committee has discretion regarding whether to include or remove the new company.
If any benchmark or index referenced above is unavailable at the time of the performance measurement, we will substitute with a substantially similar benchmark or index approved by the Compensation Committee.
The Committee shall use its reasonable discretion in determining the adjustment and the Committee’s determination of where the Actual TSR falls relative to the total shareholder return for the S&P 1500 Specialty Retail Index and the application of the modifier shall be adjusted in the event of any material non-recurring or unique event or circumstance that the Committee deems is appropriate, in such manner it determines is appropriate.

[Attachment omitted]